SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO/A
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)
ALPHARMA INC.
(Name of Subject Company (Issuer))
ALBERT ACQUISITION CORP.
KING PHARMACEUTICALS, INC.
(Names of Filing Persons (Offerors))
Class A Common Stock, Par Value $0.20 Per Share
(Title of Class of Securities)
020813101
(CUSIP Number of Class of Securities)
Brian A. Markison
Chairman, President and Chief Executive Officer
King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, Tennessee 37620
Telephone: (423) 989-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Morton A. Pierce, Esq.
Ivan J. Presant, Esq.
Chang-Do Gong, Esq.
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, New York 10019
Telephone: (212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,858,657,815	$73,046

*	For purposes of calculating the amount of filing fee only. Based on the offer to purchase up to 50,233,995 shares of Class A Common Stock, par value $0.20 per share (“Class A Common Stock”), of Alpharma Inc., including the associated preferred stock purchase rights, at a purchase price of $37.00 per share net to the seller in cash, without interest and subject to any required withholding of taxes. Such number of shares consists of (i) 41,763,544 shares of Class A Common Stock issued and outstanding as of July 27, 2008 as reported in Alpharma Inc.’s Form 10-Q for the quarter ended June 30, 2008 (the “Alpharma Form 10-Q”), (ii) 2,105,436 shares of Class A Common Stock that may be issued before the expiration of the offer pursuant to the exercise of stock options based on the total number of stock options outstanding as of June 30, 2008 as reported in the Alpharma Form 10-Q, (iii) 2,302,921 shares of Class A Common Stock that may be issued before the expiration of the offer pursuant to the conversion of Alpharma Inc.’s 2.125% Convertible Senior Notes due 2027 as reported in the Alpharma Form 10-Q and Alpharma’s other publicly filed documents and (iv) a maximum of 4,062,094 shares of Class A Common Stock that may be issued pursuant to the exercise of warrants as reported in the Alpharma Form 10-Q and Alpharma’s other publicly filed documents.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.00003930.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$73,046.00

Form or Registration No.:	SC TO-T

Filing Parties:	Albert Acquisition Corp. King Pharmaceuticals, Inc.

Date Filed:	September 12, 2008
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

     This Amendment No. 7 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on September 12, 2008, as amended by Amendment No. 1 filed with the SEC on September 30, 2008, Amendment No. 2 filed with the SEC on October 3, 2008, Amendment No. 3 filed with the SEC on October 6, 2008, Amendment No. 4 filed with the SEC on October 14, 2008, Amendment No. 5 filed with the SEC on November 24, 2008 and Amendment No. 6 filed with the SEC on December 8, 2008 (as amended, the “Schedule TO”) by King Pharmaceuticals, Inc., a Tennessee corporation (“King”), and Albert Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of King (“Purchaser”), relating to the offer by Purchaser to purchase (1) all issued and outstanding shares of Class A Common Stock, par value $0.20 per share (the “Shares”), of Alpharma Inc., a Delaware corporation (“Alpharma”), and (2) the associated rights to purchase shares of Series B Junior Participating Preferred Stock, par value $1.00 per share, of Alpharma (the “Rights”), at a price of $37.00 per Share (and associated Right, if applicable), net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the amended and restated Offer to Purchase (the “Offer to Purchase”) dated December 8, 2008, and in the related amended and restated Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the “Offer”). This Amendment is being filed on behalf of King and Purchaser.
     The information set forth in the Offer to Purchase, including Schedule I thereto, and the related amended and restated Letter of Transmittal is hereby incorporated by reference in answer to all applicable Items of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO.
ITEMS 1 THROUGH 9 AND ITEM 11
     The Offer to Purchase is hereby amended as follows:
     1. The thirteenth and fourteenth paragraphs under Section 13 — “Source and Amount of Funds” are hereby deleted and replaced with the following:
     “King is also pursuing, however, an alternative financing arrangement. This arrangement could provide more favorable terms to King than the financing contemplated by the Debt Commitment Letter. The alternative financing structure would utilize King’s existing revolving credit facility on amended terms to provide up to $475 million in revolving loans, together with a new term facility in an aggregate principal amount of up to $300 million.
     King entered into an amendment, dated as of December 5, 2008 (the “Amendment”), to King’s existing revolving credit agreement in connection with and as part of a potential alternative financing arrangement. The Amendment provides that King may utilize the $475 million under King’s existing revolving credit facility, as amended, to fund the purchase of Shares in the Offer and the Merger upon the satisfaction of certain conditions specified in the Amendment, including King entering into a $300 million term loan credit agreement. The Amendment also contains other customary conditions.
     King has not entered into a $300 million term loan credit agreement and accordingly is not presently entitled to utilize the funds under its existing revolving credit facility to fund the purchase of Shares in the Offer or the Merger. There is no assurance that King will enter into a $300 million term loan credit agreement or satisfy the other conditions contained in the Amendment. Unless and until alternative financing is obtained, King intends to proceed with the financing contemplated by and subject to the terms and conditions of the Debt Commitment Letter.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I hereby certify as of December 11, 2008 that the information set forth in this statement is true, complete and correct.

ALBERT ACQUISITION CORP.
By:	/s/ Brian A. Markison
	Name:	Brian A. Markison
	Title:	Chairman, President and Chief Executive Officer

KING PHARMACEUTICALS, INC.
By:	/s/ Brian A. Markison
	Name:	Brian A. Markison
	Title:	Chairman, President and Chief Executive Officer